United States securities and exchange commission logo





                             May 12, 2020

       David Gladstone
       President and Chief Executive Officer
       The Gladstone Companies, Inc.
       1521 Westbranch Drive, Suite 100
       McLean, VA 22102

                                                        Re: The Gladstone
Companies, Inc.
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted March 9,
2020
                                                            CIK No. 0001805586

       Dear Mr. Gladstone:

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Offering Statement Submitted March 9, 2020

       General

   1. Please revise your future amendments to also provide interim financial statements, refer to
                                                        Form 1-A Part F/S
(b)(3) through (5).
   2. We note you include a header on your offering statement requesting confidential treatment pursuant to Rule 83.
Please tell us why you believe this rule applies when Rule 252(d) of
                                                        Regulation A provides
an avenue for non-public staff review of draft offering statements.
       Offering Circular Summary, page 1

   3. Noting the current economic downturn, revise to add a Recent Development section, as
 David Gladstone
FirstName LastNameDavid Inc.
The Gladstone Companies, Gladstone
Comapany NameThe Gladstone Companies, Inc.
May 12, 2020
Page 2
May 12, 2020 Page 2
FirstName LastName
         applicable, and briefly describe any material adverse changes in the Company's Results of
         Operation and/or Financial Condition as of the most recent practicable date. In addition, revise to update the disclosures through at least March 31, 2020, the fee arrangements on page 1, AUM on page 2, and the 1, 3 and 5 year performance percentages on page 5.
The Offering, page 8

4. Please expand your disclosure to discuss the mechanics of the order process.
         Additionally, disclose whether subscriptions are revocable and, if so, under what circumstances. Please make conforming changes to the Plan of Distribution.
Risk Factors
Risks Related to Our Business
Unfavorable market conditions could adversely affect our business in many ways, including by reducing the fees revenue and distributions..., page 10

5. We note that your business may be affected by conditions in the global financial markets that are outside of your control, such as pandemics. To the extent material, please expand your disclosure to discuss the impact current economic and market conditions resulting from the novel coronavirus have had on your business operations and results.
         Additionally, please describe material risks the virus and related economic and social conditions pose to your specific funds, whether Existing Gladstone Funds or Future
         Gladstone Funds.
Use of Proceeds, page 30

6. Please revise to disclose the approximate amount of proceeds intended to be used for each purpose you identify. Additionally, please provide tabular disclosure describing how you intend to allocate the offering proceeds under scenarios assuming you sell less than one hundred percent of the offering. In this regard, we note your disclosure that your Board of
         Directors, in its sole discretion, may determine that the proceeds of this offering are insufficient for the intended use of proceeds. Please refer to Item 6 of Form 1-A and instruction 3, thereto, for guidance.
Business
Overview, page 48

7. We note your discussion here and elsewhere in your filing related to Existing Gladstone
         Fund focus areas, incentive fees (e.g., amounts generated since inception), and the inclusion of items such as total return and yields. Please expand your disclosures here or elsewhere in the document, as appropriate, to provide additional quantitative and/or qualitative information regarding underlying Existing Gladstone Fund investments, with a particular focus on specific geographic markets, the level of industry concentrations, and related trends for each of the Existing Gladstone Funds. Consider providing such information in a comparative tabular format.
 David Gladstone
The Gladstone Companies, Inc.
May 12, 2020
Page 3

       You may contact Cara Lubit at 202-551-5909 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
David Gessert at 202-551-2326 or Michael Clampitt at 202-551-3434 with any other questions.



                                                         Sincerely,
FirstName LastNameDavid Gladstone
                                                         Division of
Corporation Finance
Comapany NameThe Gladstone Companies, Inc.
                                                         Office of Finance
May 12, 2020 Page 3
cc:       Erin M. Lett
FirstName LastName